Form U-13-60
                    Mutual and Subsidiary Service Companies
                           Revised February 7, 1980


                                 ANNUAL REPORT


                                FOR THE PERIOD


         Beginning  January 1, 1997  and Ending   December 31, 1997
                   ----------------              ------------------

                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                              GPU GENERATION, INC.
                        (Exact Name of Reporting Company)


A                          Subsidiary                   Service Company
  -----------------------------------------------------
                   ("Mutual" or "Subsidiary")


Date of Incorporation April 11, 1994 If not Incorporated, Date of
Organization

State or Sovereign Power under which Incorporated or Organized  Pennsylvania

Location of Principal Executive Offices of Reporting Co.

                  1001 Broad Street, Johnstown, PA 15907
                  --------------------------------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                1001 Broad Street
R. J. Vodzack   Comptroller & Chief Accounting Officer   Johnstown, PA 15907
--------------------------------------------------------------------------------
     (Name)                      (Title)                      (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                                    GPU, INC.
                                    ---------

                                                                               1
                     INSTRUCTIONS FOR USE OF FORM U-13-60

     1. Time of Filing. - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies. - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report. - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format. - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed. - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

     6. Deficits Displayed. - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

     7. Major Amendments or Corrections. - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8. Definitions. - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart. - The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation. - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed. - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

--------------------------------------------------------------------------------
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                   Page
                                                                      Number
--------------------------------------------------------------------------------

      Description of Schedules and Accounts     Schedule or Account
                                                   Number
--------------------------------------------------------------------------------
COMPARATIVE BALANCE SHEET                        Schedule I           4-5
-------------------------
  SERVICE COMPANY PROPERTY                       Schedule II          6-7
  ACCUMULATED PROVISION FOR DEPRECIATION
  AND AMORTIZATION OF SERVICE COMPANY PROPERTY   Schedule III          8
  INVESTMENTS                                    Schedule IV           9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
  COMPANIES                                      Schedule V           10
  FUEL STOCK EXPENSES UNDISTRIBUTED              Schedule VI          11
  STORES EXPENSE UNDISTRIBUTED                   Schedule VII         12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS       Schedule VIII        13
  MISCELLANEOUS DEFERRED DEBITS                  Schedule IX          14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
  EXPENDITURES                                   Schedule X           15
  PROPRIETARY CAPITAL                            Schedule XI          16
  LONG-TERM DEBT                                 Schedule XII         17
  CURRENT AND ACCRUED LIABILITIES                Schedule XIII        18
  NOTES TO FINANCIAL STATEMENTS                  Schedule XIV         19
COMPARATIVE INCOME STATEMENT                     Schedule XV          20
----------------------------
  ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457          21
  ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458          22
  ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
  AND NONASSOCIATE COMPANIES                     Schedule XVI         23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
  SERVICE FUNCTION                               Schedule XVII       24-25
  DEPARTMENTAL ANALYSIS OF SALARIES                     -             26
  OUTSIDE SERVICES EMPLOYED                             -             27
  EMPLOYEE PENSIONS AND BENEFITS                        -             28
  GENERAL ADVERTISING EXPENSES                          -             29
  MISCELLANEOUS GENERAL EXPENSES                        -             30
  LEASE/RENTALS                                         -             31
  TAXES OTHER THAN INCOME TAXES                  Account 408          32
  DONATIONS                                      Account 426.1        33
  OTHER DEDUCTIONS                               Account 426.5        34
  NOTES TO STATEMENT OF INCOME                   Schedule XVIII       35

--------------------------------------------------------------------------------
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                          Page
                                                                      Number
--------------------------------------------------------------------------------

Description of Reports or Statements
--------------------------------------------------------------------------------

ORGANIZATION CHART                                                      36




METHODS OF ALLOCATION                                                   37




ANNUAL STATEMENT OF COMPENSATION FOR USE                                38
OF CAPITAL BILLED




VENTURE DISCLOSURES                                                     39




FINANCIAL DATA SCHEDULE - FILED VIA EDGAR


NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                               4
--------------------------------------------------------------------------------
                   ANNUAL REPORT OF  GPU GENERATION, INC.
--------------------------------------------------------------------------------

                    SCHEDULE I - COMPARATIVE BALANCE SHEET
                    --------------------------------------

Give  balance  sheet of the  Company as of  December 31 of the current and prior year.
--------------------------------------------------------------------------------
ACCOUNT            ASSETS AND OTHER DEBITS                 AS OF DECEMBER 31
--------------------------------------------------------------------------------
                                                           CURRENT      PRIOR
                                                           -------      -----
 SERVICE COMPANY PROPERTY
 ------------------------

101    Electric plant in service (Schedule II)             $     -   $     -
101.1  Property under capital leases (Schedule II)               -         -
107    Construction work in progress (Schedule II)               -         -
                                                            ------    ------
       Total Property                                            -         -
                                                            ------    ------

108    Less accumulated provision for depreciation
       of electric utility plant (Schedule III)                  -         -
                                                            ------    ------

       Net Service Company Property                              -         -
                                                            ------    ------

 INVESTMENTS
 -----------

123    Investment in associated companies (Schedule IV)          -         -
124    Other investments (Schedule IV)                           -         -
128    Other Special Funds (Schedule IV)                       759       456
                                                            ------    ------
       Total Investments                                       759       456
                                                            ------    ------

 CURRENT AND ACCRUED ASSETS
 --------------------------

131    Cash                                                      -         -
134    Other special deposits                                  249       300
135    Working funds                                            81        55
136    Temporary cash investments (Schedule IV)                  -         -
141    Notes receivable                                          -         -
143    Other accounts receivable                            17,384    17,478
144    Accumulated provision for uncollectible
       accounts                                                  -         -
146    Accounts receivable from associated
       companies Schedule V)                                48,410    66,231
152    Fuel stock expenses undistributed (Schedule VI)           -         -
154    Plant materials and operating supplies                    -         -
163    Stores expense undistributed (Schedule VII)               -         -
165    Prepayments                                               -         -
174    Miscellaneous current and accrued
       assets (Schedule VIII)                                    -         -
                                                            ------    ------
            Total Current and Accrued Assets                66,124    84,064
                                                            ------    ------

 DEFERRED DEBITS
 ---------------

181    Unamortized debt expense                                  -         -
183    Preliminary survey and investigation charges              -         -
184    Clearing accounts                                        77      (122)
186    Miscellaneous deferred debits (Schedule IX)           1,322       645
188    Research, development, or demonstration
       expenditures (Schedule X)                                 -         -
190    Accumulated deferred income taxes                    17,135     8,042
                                                            ------    ------
            Total Deferred Debits                           18,534     8,565

            TOTAL ASSETS AND OTHER DEBITS                  $85,417   $93,085
                                                            ======    ======

                   ANNUAL REPORT OF  GPU GENERATION, INC.

--------------------------------------------------------------------------------
                    SCHEDULE I - COMPARATIVE BALANCE SHEET
--------------------------------------------------------------------------------

ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
--------------------------------------------------------------------------------
                                                            CURRENT    PRIOR
                                                            -------    -----
 PROPRIETARY CAPITAL
 -------------------

201   Common stock issued  (Schedule XI)                   $    50   $    50
211   Miscellaneous paid-in-capital (Schedule XI)                -         -
215    Retained earnings/Accumulated other
      comprehensive income/(loss) (Schedule XI)                (86)     (127)
216   Unappropriated retained earnings (Schedule XI)             -         -
                                                            ------    ------
           Total Proprietary Capital                           (36)      (77)
                                                            ------    ------

 LONG-TERM DEBT
 --------------

223   Advances from associated companies (Schedule XII)          -         -
224   Other long-term debt (Schedule XII)                        -         -
225   Unamortized premium on long-term debt                      -         -
226   Unamortized discount on long-term debt-debit               -         -
                                                            ------    ------
           Total Long-term Debt                                  -         -
                                                            ------    ------

 CURRENT AND ACCRUED LIABILITIES
 -------------------------------

231   Notes payable                                              -         -
232   Accounts payable                                      49,530    48,027
233   Notes payable to associated
        companies (Schedule XIII)                                -         -
234   Accounts payable to associated
        companies Schedule XIII)                             3,335     6,352
236   Taxes accrued                                          1,842     3,174
237   Interest accrued                                          58         -
238   Dividends declared                                         -         -
241   Tax collections payable                                  192       292
242   Miscellaneous current and accrued
        liabilities (Schedule XIII)                         16,872    22,189
243   Obligations under capital leases-current                   -         -
                                                            ------    ------
           Total Current and Accrued Liabilities            71,829    80,034
                                                            ------    ------

 DEFERRED CREDITS & OTHER NON-CURRENT LIABILITIES
 ------------------------------------------------

227   Obligations under capital lease - non-current              -         -
228.2 Accumulated provision for injuries and damages         1,364     1,165
228.3 Accumulated provision for pensions and benefits       12,249    10,898
253   Other deferred credits                                     -     1,065
255   Accumulated deferred investment tax credits                -         -
                                                            ------    ------
           Total Deferred Credits & Other
           Non-Current Liabilities                          13,613    13,128
                                                            ------    ------

282   ACCUMULATED DEFERRED INCOME TAXES                         11         -
      ---------------------------------

           TOTAL LIABILITIES AND PROPRIETARY
           CAPITAL                                         $85,417   $93,085
                                                            ======    ======

                   ANNUAL REPORT OF  GPU GENERATION, INC.

                     For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                    SCHEDULE II - SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------
                       BALANCE AT             RETIREMENTS   OTHER   BALANCE AT
                       BEGINNING    ADDITIONS    OR      CHANGES 1/  CLOSE OF
     DESCRIPTION        OF YEAR                 SALES                   YEAR
--------------------------------------------------------------------------------
SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION      $    -       $   -      $   -      $   -       $   -

302   FRANCHISES AND
      CONSENTS               -           -          -          -           -

303   MISCELLANEOUS
      TANGIBLE PLANT         -           -          -          -           -

389   LAND AND LAND
      RIGHTS                 -           -          -          -           -

390   STRUCTURES AND
      IMPROVEMENTS           -           -          -          -           -

391   OFFICE FURNITURE
      AND EQUIPMENT 2/       -           -          -          -           -
                    -

392   TRANSPORTATION
      EQUIPMENT 2/           -           -          -          -           -
                -

397   COMMUNICATION
      EQUIPMENT 2/           -           -          -          -           -
                -

398   MISCELLANEOUS
      EQUIPMENT 2/           -           -          -          -           -
                -

399   OTHER TANGIBLE
      PROPERTY 3/            -           -          -          -           -
               -         -----        ----       ----       ----        ----

        SUB-TOTAL            -           -          -          -           -
                         -----        ----       ----       ----        ----

101.1 PROPERTY UNDER
      CAPITAL LEASES 4/      -           -          -          -           -
                     -

107   CONSTRUCTION WORK
      IN PROGRESS 5/         -           -          -          -           -
                  -


     TOTAL              $    -       $   -      $   -      $   -       $   -
                         =====        ====       ====       ====        ====

--------------------------------------------------------------------------------
1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
     N/A

--------------------------------------------------------------------------------
2/ SUBACCOUNTS  ARE  REQUIRED  FOR EACH CLASS OF  EQUIPMENT  OWNED.  THE SERVICE
   COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:
--------------------------------------------------------------------------------
                                                                   BALANCE AT
                  SUBACCOUNT DESCRIPTION              ADDITIONS     CLOSE OF
                                                                      YEAR
--------------------------------------------------------------------------------
     391.X -             N/A                                -           -
     392.X -             N/A                                -           -
     397.X -             N/A                                -           -
     398.X -             N/A                                -           -






                                                       ------       -----
                                          TOTAL       $     -      $    -
                                                       ======       =====

--------------------------------------------------------------------------------



3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        N/A


--------------------------------------------------------------------------------



4/  DESCRIBE PROPERTY UNDER CAPITAL LEASES:

        N/A


--------------------------------------------------------------------------------



5/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        N/A


--------------------------------------------------------------------------------

                    ANNUAL REPORT OF  GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                              SCHEDULE III
               ACCUMULATED PROVISION FOR DEPRECIATION AND
                AMORTIZATION OF SERVICE COMPANY PROPERTY
--------------------------------------------------------------------------------

                  BALANCE AT  ADDITIONS                              BALANCE
                  BEGINNING    CHARGED                OTHER CHANGES  CLOSE OF
     DESCRIPTION    OF YEAR      TO      RETIREMENTS  ADD (DEDUCT)1/   YEAR
                            ACCOUNT 403
--------------------------------------------------------------------------------
Account
-------

301  ORGANIZATION    $   -      $   -      $   -         $   -         $   -

302  FRANCHISES AND
     CONSENTS            -          -          -             -             -

303  MISCELLANEOUS
     INTANGIBLE PLANT    -          -          -             -             -

389  LAND AND LAND
     RIGHTS              -          -          -             -             -

390  STRUCTURES AND
     IMPROVEMENTS        -          -          -             -             -

391  OFFICE FURNITURE
     AND EQUIPMENT       -          -          -             -             -

392  TRANSPORTATION
     EQUIPMENT           -          -          -             -             -

397  COMMUNICATION
     EQUIPMENT           -          -          -             -             -

398  MISCELLANEOUS
     EQUIPMENT           -          -          -             -             -

399  OTHER TANGIBLE
     PROPERTY            -          -          -             -             -
                      ----       ----       ----          ----          ----

                     $   -      $   -      $   -         $   -         $   -
                      ====       ====       ====          ====          ====


--------------------------------------------------------------------------------
1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      N/A

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


-------------------------------------------------------------------------------

                           SCHEDULE IV - INVESTMENTS
--------------------------------------------------------------------------------


INSTRUCTIONS:     Complete the following schedule concerning investments.

                              Under Account 124, "Other Investments", state each
                  investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                              Under Account 128,  "Other Special  Funds",  state
                  each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                              Under Account 136,  "Temporary Cash  Investments",
                  list each investment separately.

--------------------------------------------------------------------------------

                                                    BALANCE AT    BALANCE AT
         DESCRIPTION                                BEGINNING     CLOSE OF
                                                     OF YEAR        YEAR
--------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

         NONE


ACCOUNT 124 - OTHER INVESTMENTS

         NONE


ACCOUNT 128 - OTHER SPECIAL FUNDS

         Rabbi Trust                                 $  370       $  752

         Health Care Reserve -
           Keystone Health Plan Mgmt. Co.
           (Central Claim Deposit Reserve)               86            7
                                                      -----        -----
                                                        456          759
                                                      -----        -----


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

         NONE



                                      TOTAL          $  456       $  759
                                                      =====        =====

                     ANNUAL REPORT OF GPU GENERATION, INC.

                     For the Year Ended December 31, 1997



--------------------------------------------------------------------------------

           SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATED COMPANIES
--------------------------------------------------------------------------------


INSTRUCTIONS:     Complete the following  schedule listing  accounts  receivable from each associated company. Where the service company has provided accommodation or convenience payments for associated companies, a separate listing of total payments for each associated company by subaccount should be provided.

--------------------------------------------------------------------------------
                                                    BALANCE AT     BALANCE AT
            DESCRIPTION                             BEGINNING        CLOSE OF
                                                     OF YEAR          YEAR
--------------------------------------------------------------------------------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATED
               COMPANIES

              JERSEY CENTRAL POWER & LIGHT COMPANY    $ 36,188     $  3,507

              METROPOLITAN EDISON COMPANY               18,761       28,100

              PENNSYLVANIA ELECTRIC COMPANY             11,254       16,618

              GPU INTERNATIONAL, INC.                       14          144

              GPU POWER, INC.                               14           41

              GPU ELECTRIC, INC.                             -            -

              GPU SERVICE, INC.                              -            -

              GPU NUCLEAR, INC.                              -            -


                                                       -------      -------
                                      TOTAL           $ 66,231     $ 48,410
                                                       =======      =======

--------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                 TOTAL
                                                                  PAYMENTS

              NONE




                                                                      ------
                                         TOTAL PAYMENTS                   -
                                                                      ======

                     ANNUAL REPORT OF GPU GENERATION, INC.

                     For the Year Ended December 31, 1997


--------------------------------------------------------------------------------

                SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
--------------------------------------------------------------------------------


INSTRUCTIONS:     Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associated company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------

         D E S C R I P T I O N                   LABOR      EXPENSES    TOTAL
--------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

                                                $ 8,630    $ 3,975    $12,605



      JERSEY CENTRAL POWER & LIGHT CO.           (  274)         7     (  267)

      PENNSYLVANIA ELECTRIC CO.                  (2,842)    (1,415)    (4,257)

      METROPOLITAN EDISON CO.                    (1,453)      (345)    (1,798)

      NONASSOCIATED JOINT-OWNERS                 (4,061)    (2,222)    (6,283)




NOTE: Fuel stock expenses are billed back to the associated companies in the month incurred. Nonassociated companies are billed for their share of joint- owned station fuel stock expenses based on ownership percentage.



                                                 ------     ------     ---
                                       TOTAL    $  -       $  -       $  -
                                                 ======     ======     ===


--------------------------------------------------------------------------------

SUMMARY:    Oil handling at the Jersey Central Power & Light Co.
            fossil fuel generating stations. Coal and oil handling at the Metropolitan Edison Co. and the Pennsylvania Electric Co. fossil fuel generating stations, and at the Keystone, Conemaugh and Homer City joint-owned generating stations.

                                                                            12
                     ANNUAL REPORT OF GPU GENERATION, INC.

                     For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                  SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
--------------------------------------------------------------------------------


INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

--------------------------------------------------------------------------------

          DESCRIPTION                            LABOR     EXPENSES  TOTAL

--------------------------------------------------------------------------------



ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED     $   863    $   680   $ 1,543





      JERSEY CENTRAL POWER & LIGHT CO.          (   79)    (   63)   (  142)

      METROPOLITAN EDISON CO.                   (  297)    (  234)   (  531)

      PENNSYLVANIA ELECTRIC CO.                 (  118)    (   93)   (  211)


      NONASSOCIATED JOINT-OWNERS                (  369)    (  290)   (  659)










NOTE: Stores expenses are billed back to the associated companies in the month incurred.
      Nonassociated companies are billed for
      their share of joint-owned station stores expenses based on ownership percentage.



                                                ------     ------    ---
                                     TOTAL     $  -       $  -      $  -
                                                ======     ======    ===

                     ANNUAL REPORT OF GPU GENERATION, INC.

                     For the Year Ended December 31, 1997


--------------------------------------------------------------------------------

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
--------------------------------------------------------------------------------


INSTRUCTIONS: Provide detail of items in this account.  Items less than
              $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                                                       BALANCE AT   BALANCE AT
         D E S C R I P T I O N                         BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR
--------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED
              ASSETS


              NONE


























                                                      -----         ---
                                              TOTAL  $  -          $  -
                                                      =====         ===

                     ANNUAL REPORT OF GPU GENERATION, INC.

                     For the Year Ended December 31, 1997

--------------------------------------------------------------------------------

                  SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
--------------------------------------------------------------------------------


INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

--------------------------------------------------------------------------------
                                                     BALANCE AT   BALANCE AT
          D E S C R I P T I O N                      BEGINNING    CLOSE OF
                                                      OF YEAR       YEAR
--------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

     Officer's Restricted Stock                      $   297      $   555

     Acct. 186.4 Balance - 12/97 Adjustments to
       Intercompany Receivable/Payables
       (Reconciled Jan. 1998)                              -          507

     General Engineering Services for Other
        GPU Companies (37)                                10           63

     Normal O&M - Hazelton, PA Project                     -           49

     EMS Link to Real Time Mgmt.
        (R&D Awaiting Funding)                            21           33

     Work done for TMI - By Titus and
       York Haven Workers                                  -           26

     Station Modifications - Hazelton, PA Project          -           21

     Inspection of Findley Run Dam by Genco Engrg.         -           16

     Proposal to Build 100 MW CFB in Ireland               -           15

     Portland, PA Outage - Turbine Support                 -           15

     Acct. 186.3 Balance - Misc. Carry Forwards
        Into 1997/1998                                   (13)           8

     New York State Electric & Gas                        13            8

     Project Assessments for GPU International (5)        11            5

     Portland, PA Gas Turbine                             13            1

     Reclass 12/31/96 Payroll Clearing Account
       Balances to Acct. 186.3 (Allocated
       Jan. 1997)                                        150            -

     Send Combustor Baskets to Sayreville, NJ
       (To Be Returned)                                   93            -

     Mobile Maint. Support to Facilities Mgmt.            39            -

     Evaluate Plant Acquisition
        - Manila, Philippines                             11            -

                                                      ------       ------
           TOTAL                                     $   645      $ 1,322
                                                      ======       ======

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS: Provide a description of each material research,  development,  or demonstration project which incurred costs by the service corporation during the year.


--------------------------------------------------------------------------------
         DESCRIPTION                                     AMOUNT
--------------------------------------------------------------------------------


ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES

      EPRI Contributions                                $ 1,707
      Hybrid SNCR/SCR Demo at Seward Station                469
      Firing Coal Water Slurry on Tang                      199
      North American Research for Ozone                     148
      Generation and Storage                                134
      EPRI TC - Utilizing ICCP for Dispatch                 119
      EPRI Committees                                        50
      Chesapeake Bay Nutrient Loading Model                  49
      HCCP Centrifuge Effluent Formulation/Combustion        41
      General - Subsidiaries                                 41
      Coal Utilization Research Council                      33
      General - GPUS, Inc.                                   32
      Tag Supply Users Group                                 31
      Wood Co-Firing at Seward Station                       27
      Cooling Water Treatment                                25
      Upgraded Coal Interest Group                           24
      Gas Turbine Durability Program                         23
      Combustion Turbine & Combined Cycle Users Org.         17
      Coal Slurry Technical Assoc.                           17
      Camrac LOI - Conemaugh Demonstration                   13
      Seward Coal Water Slurry Project                       11
      UBECA Membership                                       10
      Penn State Acid Deposition                             10
      PEERC Participation                                    10

                                                                             15A

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997



 -------------------------------------------------------------------------------
                                  SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
--------------------------------------------------------------------------------


INSTRUCTIONS:     Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------

         DESCRIPTION                                     AMOUNT
--------------------------------------------------------------------------------


ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
            EXPENDITURES (CONT'D)

      Small Tree Replacement                                  9
      Impact of Distrib.Generation on Voltage & System        7
      Boiler Acoustic Leak Detection                          4
      Development of Low Temp Catalysts                       1
      Environmental                                           1


      JERSEY CENTRAL POWER & LIGHT CO.                     (280)
      METROPOLITAN EDISON CO.                              (648)
      PENNSYLVANIA ELECTRIC CO.                          (2,171)
      GPU INTERNATIONAL, INC.                                (7)
      GPU POWER, INC.                                        (7)
      GPU NUCLEAR, INC.                                     (15)

      NONASSOCIATED JOINT-OWNERS                           (134)



  NOTE:   Research and development expenses are
          billed back to the associate companies
          in the month incurred.  Nonassociated
          companies are billed for their share of
          joint-owned station R&D expenses based
          on percentages.



                                                         ------
                                     TOTAL              $     -
                                                         ======

                                                                              16

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                       SCHEDULE XI - PROPRIETARY CAPITAL
--------------------------------------------------------------------------------
                                           NUMBER OF        PAR OR STATED
ACCOUNT NUMBER    CLASS OF STOCK             SHARES              VALUE         OUTSTANDING CLOSE OF PERIOD
                                           AUTHORIZED         PER SHARE       NO. OF SHARES     TOTAL AMOUNT
-------------------------------------------------------------------------------------------------------------
   201          COMMON STOCK ISSUED          2,500               $20  *             2,500        $50,000*
-------------------------------------------------------------------------------------------------------------

   INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

-------------------------------------------------------------------------------------------------------------
                  DESCRIPTION                                                                       AMOUNT
-------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                           NONE


ACCOUNT 215 - RETAINED EARNINGS/ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)                       $  (86)
   GPU Generation, Inc. Excess Pension Plan Minimum Liability Requirement
                                                                                                     -----
                                                                                          TOTAL     $  (86)
                                                                                                     =====
-------------------------------------------------------------------------------------------------------------

   INSTRUCTIONS:  Give  particulars  concerning  net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

 -------------------------------------------------------------------------------------------------------------
  BALANCE AT     NET INCOME                        BALANCE AT
              DESCRIPTION                           BEGINNING         OR         DIVIDENDS     CLOSE OF
                                                     OF YEAR       (LOSS)         PAID          YEAR
-------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

                  NONE


                                                       -----                                     ----
                               TOTAL                  $   -                                     $   -
                                                       =====                                     ====

* In Whole Dollars

                                                                              17

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                          SCHEDULE XII- LONG-TERM DEBT
--------------------------------------------------------------------------------

INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account
              224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------
                    TERMS OF OBLIG   DATE                        BALANCE AT                          BALANCE AT
  NAME OF CREDITOR   CLASS & SERIES    OF    INTEREST  AMOUNT     BEGINNING                          1/  CLOSE
                                                                                                     -
                     OF OBLIGATION   MATURITY  RATE   AUTHORIZED   OF YEAR    ADDITIONS DEDUCTIONS     OF YEAR
---------------------------------------------------------------------------------------------------------------

ACCOUNT 223 -  ADVANCES FROM ASSOCIATE
               COMPANIES:

               NONE


ACCOUNT 224 - OTHER LONG-TERM DEBT:

               NONE



                                                                    ------                             ---
                                                     TOTAL         $  -                               $  -
                                                                    ======                             ===

-------------------------------------------------------------------------------------------------------------

1/  GIVE AN EXPLANATION OF DEDUCTIONS:

                     ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
--------------------------------------------------------------------------------


INSTRUCTIONS: Provide  balance of notes and accounts  payable to each  associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------
                              BALANCE AT BALANCE AT
         D E S C R I P T I O N                          BEGINNING    CLOSE OF
                                                         OF YEAR       YEAR
--------------------------------------------------------------------------------

ACCOUNT 233  - NOTES PAYABLE TO ASSOCIATE COMPANIES

              NONE
                                                         ------      -----
                                      TOTAL             $   -       $    -
                                                         ======      =====

--------------------------------------------------------------------------------

ACCOUNT 234  - ACCOUNTS PAYABLE TO ASSOCIATE
              COMPANIES

             GPU SERVICE, INC.                          $ 5,745     $ 2,803
             GPU NUCLEAR, INC.                              605         368
             GPU, INC.                                        2         164



                                                         ------      -----
                                      TOTAL             $ 6,352     $ 3,335
                                                         ======      ======


--------------------------------------------------------------------------------

ACCOUNT 242  - MISCELLANEOUS CURRENT AND ACCRUED
                LIABILITIES

ACCRUALS
             -  VACATION PAY                            $ 6,255     $ 9,080
             -  BONUS PAY/INCENTIVE COMPENSATION          5,819       5,485
             -  OFFICERS DEFERRED COMPENSATION            1,056       1,373
             -  SICK PAY                                  1,114         703
             -  WORKERS' COMPENSATION PREMIUMS              196         172
             -  INSURANCE                                    30          33
             -  STORES UNDISTRIBUTED-CREDIT BALANCE           -          26
             -  GILBERT COMBUSTION TURBINE #9
                  LIABILITY FOR PROGRESS PAYMENTS DUE     7,250           -
             -  SEVERANCE PAY                               469           -

                                                         ------      -----
                                      TOTAL             $22,189     $16,872
                                                         ======      ======

                     ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


INSTRUCTIONS:     The space below is provided for important  notes regarding the
                  financial   statements   or  any  account   thereof.   Furnish
                  particulars  as  to  any  significant   contingent  assets  or
                  liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------




                    None

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------
                                   SCHEDULE XV
                               STATEMENT OF INCOME
--------------------------------------------------------------------------------

ACCOUNT            DESCRIPTION                     CURRENT YEAR     PRIOR YEAR
--------------------------------------------------------------------------------


  INCOME

457        Services rendered to associate companies   $380,651       $369,054
458        Services rendered to nonassociated
           companies                                   401,563        364,032
421        Miscellaneous income or loss                      -              -
419        Interest income                                 204            181
                                                       -------        -------

                         Total Income                  782,418        733,267
                                                       -------        -------

  EXPENSES-Income Statement

500-557    Power production                            682,669        593,294
560-598    Transmission & distribution expenses            530            398
901-905    Customer accounts                                 -              -
906-917    Customer service & information                    -              -
920        Administrative & General Salaries                 -              -
921        Office supplies and expenses                      -              -
922        Administrative expense transferred -
           credit                                            -              -
923        Outside services employed                    19,365         35,513
924        Property insurance                              819            831
925        Injuries and damages                              -              -
926        Employee pensions and benefits                    -              -
927-935    Other Administrative & General Expense            -              -
403-407    Depreciation and amortization expenses            -              -
408        Taxes other than income                      10,546         10,188
409-411.4  Income taxes                                    131             77
426-426.5 Other deductions                               1,326          2,727
427-431    Interest expense                                  -              -
                                                       -------        -------

            Total Expenses-Income Statement            715,386        643,028
                                                       -------        -------

  EXPENSES-Balance Sheet

107        Construction work in progress                59,488         86,922
108-115    Accumulated provision for depreciation        7,969          3,612
163        Stores expenses undistributed                     -           -
174        Miscellaneous current & accrued assets            -           -
183        Preliminary survey and investigation           (425)          (295)
186        Miscellaneous deferred debits                    (7)             -
188        Research & development                            7              -
                                                       -------        -------

            Total Expenses-Balance Sheet                67,032         90,239
                                                       -------        -------

            Net Income or (Loss)                      $      -       $      -
                                                       =======        =======

                   ANNUAL REPORT OF  GPU GENERATION, INC.

                     For the Year Ended December 31, 1997



--------------------------------------------------------------------------------
                              ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
--------------------------------------------------------------------------------

                               DIRECT       INDIRECT   COMPENSATION  TOTAL
                                COSTS        COSTS       FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY      CHARGED      CHARGED     OF CAPITAL   BILLED
                                457-1        457-2        457-3
--------------------------------------------------------------------------------


JERSEY CENTRAL POWER
 & LIGHT COMPANY               $  89,057    $  3,563   $   -        $  92,620

METROPOLITAN EDISON COMPANY      118,445       6,350       -          124,795

PENNSYLVANIA ELECTRIC COMPANY    155,531       7,705       -          163,236







                                --------     -------    -------      --------
                    TOTAL      $ 363,033    $ 17,618   $      -     $ 380,651
                                ========     =======    =======      ========

                                                                              22

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


-----------------------------------------------------------------------------------------------------------
                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
-----------------------------------------------------------------------------------------------------------
                                        DIRECT     INDIRECT    COMPENSATION               EXCESS
                                         COSTS      COSTS        FOR USE      TOTAL         OR       TOTAL
NAME OF NONASSOCIATE COMPANY            CHARGED    CHARGED      OF CAPITAL    COST      DEFICIENCY   AMOUNT
                                        -------    --------    ------------   ----      ----------
                                         458-1      458-2         458-3                   458-4      BILLED
-----------------------------------------------------------------------------------------------------------


ATLANTIC CITY ELECTRIC                  $ 13,296   $   225     $      -      $ 13,521   $      -    $ 13,521
BALTIMORE GAS & ELECTRIC                  68,156     1,099            -        69,255          -      69,255
CLEVELAND ELECTRIC ILLUMINATING CO.        1,485       203            -         1,688          -       1,688
DELMARVA POWER & LIGHT                    15,797       262            -        16,059          -      16,059
NEW YORK STATE ELECTRIC & GAS             34,273     2,393            -        36,666          -      36,666
PENNSYLVANIA POWER & LIGHT                50,627       838            -        51,465          -      51,465
PHILADELPHIA ELECTRIC                     88,865     1,475            -        90,340          -      90,340
POTOMAC ELECTRIC POWER                    19,807       359            -        20,166          -      20,166
PUBLIC SERVICE ELECTRIC & GAS             98,372     1,725            -       100,097          -     100,097
UGI CORPORATION                            2,265        41            -         2,306          -       2,306


                                         -------    ------      -------       -------    -------     -------
                                        $392,943   $ 8,620            -      $401,563   $      -    $401,563
                                         =======    ======      =======       =======    =======     =======





-----------------------------------------------------------------------------------------------------------

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociated company:
              Operating Costs - Joint-Owned Generating Stations.

                                  ANNUAL REPORT OF  GPU GENERATION, INC.

                                    For the Year Ended December 31, 1997

----------------------------------------------------------------------------------------------------------------
                                                SCHEDULE XVI
                                       ANALYSIS OF CHARGES FOR SERVICE
                                    ASSOCIATE AND NONASSOCIATE COMPANIES
-------------------------------------------------------------------------------------------------------------------------------
                                         ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                         -------------------------    ----------------------------   --------------------------

                                         DIRECT   INDIRECT            DIRECT   INDIRECT              DIRECT    INDIRECT
      DESCRIPTION OF EXPENSES             COST      COST     TOTAL     COST      COST     TOTAL       COST       COST     TOTAL
-------------------------------------------------------------------------------------------------------------------------------

500-557     POWER PRODUCTION            $308,698  $10,513  $319,211  $356,892  $ 6,566   $363,458    $665,590  $17,079  $682,669
560-598     TRANSMISISSION AND
              DISTRIBUTION EXPENSES          180        -       180       350        -        350         530        -       530
901-905     CUSTOMER ACCOUNTS                  -        -         -         -        -          -           -        -         -
906-917     CUSTOMER SERVICE &
              INFORMATION                      -        -         -         -        -          -           -        -         -
920         ADMIN. & GEN. SALARIES             -        -         -         -        -          -           -        -         -
921         OFFICE SUPPLIES AND EXP.           -        -         -         -        -          -           -        -         -
922         ADMINISTRATIVE EXPENSE
              TRANSFERRED - CREDIT             -        -         -         -        -          -           -        -         -
923         OUTSIDE SERVICES EMPLOYED     15,532      761    16,293     2,933      139      3,072      18,465      900    19,365
924         PROPERTY INSURANCE               141        -       141       678        -        678         819        -       819
925         INJURIES AND DAMAGES               -        -         -         -        -          -           -        -         -
926         EMP. PENSIONS & BENEFITS           -        -         -         -        -          -           -        -         -
927-935     OTHER ADMINISTRATIVE &
              GENERAL EXPENSES                 -        -         -         -        -          -           -        -         -
403-407     DEPREC. & AMORTIZATION             -        -         -         -        -          -           -        -         -
408         TAXES OTHER THAN INCOME
              TAXES                        1,419    6,632     8,051       349    2,146      2,495       1,768    8,778    10,546
409-411.4   INCOME TAXES                       -      111       111         -       20         20           -      131       131
419.001     OTHER INC./DED. -
              INTEREST-OTHER                 (57)       -       (57)     (147)       -       (147)       (204)       -      (204)
426.1-426.5 OTHER DEDUCTIONS               1,255        -     1,255        71        -         71       1,326        -     1,326
427-431     INTEREST EXPENSE                   -        -         -         -        -          -           -        -         -
                                        --------  -------  --------  --------  -------   --------    --------  -------  --------

TOTAL EXPEMSE-INCOME STATEMENT:          327,168   18,017   345,185   361,126    8,871    369,997     688,294   26,888   715,182
                                        --------  -------  --------  --------  -------   --------    --------  -------  --------

      EXPENSES-BALANCE SHEET

107      CONST. WORK IN PROGRESS          31,225     (352)   30,873    28,837     (222)    28,615      60,062     (574)   59,488
108-115  ACCUMULATED PROVISION
           FOR DEPRECIATION                4,716      (47)    4,669     3,329      (29)     3,300       8,045      (76)    7,969
163      STORES EXP. UNDISTRIBUTED             -        -         -         -        -          -           -        -         -
174      MISCELLANEOUS CURRENT &
           ACCRUED ASSETS                      -        -         -         -        -          -           -        -         -
183      PRELIM. SURV. & INVEST.             (70)       -       (70)     (355)       -       (355)       (425)       -      (425)
186      MISC. DEFERRED DEBITS                (7)       -        (7)        -        -          -          (7)       -        (7)
188      RESEARCH & DEVELOPMENT                1        -         1         6        -          6           7        -         7
                                        --------  -------  --------  --------  -------   --------    --------  -------  --------

TOTAL EXPENSES-BALANCE SHEET:             35,865     (399)   35,466    31,817     (251)    31,566      67,682     (650)    67,032
                                        --------  -------  --------  --------  -------   --------    --------  -------  --------


           TOTAL EXPENSES:              $363,033  $17,618  $380,651  $392,943  $ 8,620  $ 401,563    $755,976  $26,238   782,214
                                        --------  -------  --------  --------  -------   --------    --------  -------  --------


INSTRUCTION: Provide a breakdown of "Direct Costs" vs. "Indirect Costs" for charges appearing on the Income Statement
             For the current year. Indicate whether amounts shown have been "billed to" the account ranges listed.

                                                                              24

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                        BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------------------------------
                  FOR THE YEAR ENDED DECEMBER 31, CURRENT YEAR

                                                 TOTAL                        COROPRATE
  DESCRIPTION OF EXPENSES                       AMOUNT      OVERHEAD    SUPPORT  OPERATIONS  MAINTENANCE
--------------------------------------------------------------------------------------------------------
         EXPENSES-INCOME STATEMENT

500-557      Power Production                  $682,669    $ 17,079    $ 12,066   $133,028    $78,607
560-598      Transmission and Distribution
               Expenses                             530           -         515          7          -
901-905      Customer Accounts                        -           -           -          -          -
906-917      Customer Service & Information           -           -           -          -          -
920          Salaries and Wages                       -           -           -          -          -
921          Office Supplies and Expenses             -           -           -          -          -
922          Administrative Expense
               Transferred Credit                     -           -           -          -          -
923          Outside Services Employed           19,365         900         662      6,572      8,663
924          Property Insurance                     819           -         804          -          -
925          Injuries and Damages                     -           -           -          -          -
926          Employee Pensions and Benefits           -           -           -          -          -
927-935      Other Administrative & General
               Expenses                               -           -           -          -          -
403-407      Depreciation and Amortization            -           -           -          -          -
408          Taxes other than Income Taxes       10,546       8,778       1,728          -          -
409-411.4    Income Taxes                           131         131           -          -          -
410-001      Other Inc./Dec.-Interest Other        (204)          -        (204)         -          -
426.1-426.5  Donatons                             1,326           -       1,229          1          3
427-431      Interest Expense                         -           -           -          -          -
                                                -------     -------     -------    -------     ------

         TOTAL EXPENSES-INCOME STATEMENT:       715,182      26,888      16,800    139,608     87,273
                                                -------     -------     -------    -------    -------

         EXPENSES-BALANCE SHEET

107      Construction Work in Progress           59,488        (574)     41,421      4,173     11,330
108-115  Accumulated Provision for
           Depreciation                           7,969         (76)      4,424        550        832
163      Stores Expenses Undistributed                -           -          -           -          -
174      Miscellaneous Current &
           Accrued Assets                             -           -          -           -          -
183      Preliminary Survey & Investigation        (425)          -       (440)          -          -
186      Miscellaneous Deferred Debits               (7)          -         (7)          -          -
188      Research & Development                       7           -        (15)          4         18
                                                -------     -------    -------     -------     ------

         TOTAL EXPENSES-BALANCE SHEET:           67,032        (650)    45,383       4,727     12,180
                                                -------     -------    -------     -------     ------

         TOTAL EXPENSES:                       $782,214    $ 26,238   $ 62,183    $144,335    $99,453
                                                -------     -------    -------     -------     ------

INSTRUCTION: Provide  distribution  of expenses by department for the year ended
             December 31, for the Current year and the prior year. Indicate whether amounts shown have been "billed to" the financial statements of associated companies.

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997
--------------------------------------------------------------------------------
                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------
                  FOR THE YEAR ENDED DECEMBER 31, CURRENT YEAR
                  --------------------------------------------


DESCRIPTION OF EXPENSES    ENGINEERING             FUELS         ADMINISTRATION

500-557                    $  16,492             $391,700          $  33,697
560-598                           -                     -                  8
901-905                            -                    -                  -
906-917                            -                    -                  -
920                                -                    -                  -
921                                -                    -                  -
922                                -                    -                  -
923                              791                  730              1,047
924                                -                    -                 15
925                                -                    -                  -
926                                -                    -                  -
927-935                            -                    -                  -
403-407                            -                    -                  -
408                                -                    -                 40
409-411.4                          -                    -                  -
419-001                            -                    -                  -
426.1-426.5                        -                    -                 93
427-431                            -                    -                  -
                            --------              -------           --------

TOTAL EXPEMSE-
  INCOME STATEMENT            17,283              392,430             34,900
                            --------              -------           --------

EXPENSES-BALANCE SHEET

107                            2,826                1,079               (767)
108-115                           (5)                   1              2,243
163                                -                    -                  -
174                                -                    -                  -
183                                1                    -                 14
186                                -                    -                  -
188                                -                    -                  -
                        -   --------              -------           --------

TOTAL EXPENSE-
  BALANCE SHEET:               2,822                1,080              1,490
                        -   --------              -------           --------

TOTAL EXPENSES:        $      20,105             $393,510          $  36,390
                        -   --------              -------           --------


INSTRUCTION: Provide  distribution  of expenses by department for the year ended
             December 31, for the current year and the prior year. Indicate whether amounts shown have been "billed to" the financial statements of associate companies.

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997



                        DEPARTMENTAL ANALYSIS OF SALARIES


                                DEPARTMENTAL SALARY EXPENSE
                         --------------------------------------------
                                                                         NUMBER
NAME OF DEPARTMENT                    INCLUDED IN AMOUNTS BILLED TO    PERSONNEL
------------------                 ----------------------------------  ---------
Indicate each department  TOTAL    PARENT      OTHER           NON       END OF
or service function.      AMOUNT   COMPANY   ASSOCIATES     ASSOCIATES    YEAR
--------------------------------------------------------------------------------

CORPORATE SUPPORT       $ 16,655  $   -       $ 10,822       $  5,833      227


STATION DIRECT

OPERATIONS                31,094      -         20,870         10,224      452

MAINTENANCE               51,952      -         30,117         21,835      812

ENGINEERING                4,023      -          2,160          1,863       58

FUELS                      6,824      -          3,634          3,190      116

ADMINISTRATIVE             4,124      -          2,718          1,406       70

                         -------   -------     -------        -------   -------
             TOTAL      $114,672  $   -       $ 70,321       $ 44,351    1,735
                         =======   =======     =======        =======   ======

                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide  a  breakdown  by  subaccount   of  outside   services
                  employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                                 RELATIONSHIP
                                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE        "NA"= NON
AMOUNT
                                                                 ASSOCIATE
--------------------------------------------------------------------------------

Outside Contractors
-------------------

ABB Combustion Engineering Emergency Boiler & Mechanical       NA     $ 5,741
 Services                   Repairs
R&L Development Co.        Civil Construction                  NA       5,575
Harsco Corporation         Scaffolding Services                NA       2,615
Welding Services, Inc.     Boiler Waterwall Weld Overlay       NA       2,303
Francis J. Palo, Inc.      Civil Construction                  NA       1,975
Gap Pollution &            Precipitator High Pressure          NA       1,803
 Environmental              Water Cleaning
Global Power Company       Insulation & Lagging Services       NA       1,438
NPS Energy Services, Inc.  Precipitator Roof Steel             NA       1,248
                            Replacement
Nalco Fuel Tech            Boiler System Repairs               NA       1,194
Foster Wheeler Zack, Inc.  Mechanical Repairs                  NA       1,184
General Electric Co.       Turbine Services                    NA       1,028
Burnham Industrial         Insulation & Lagging Services       NA       1,023
 Contractors
Westinghouse Electric      Turbine Generator Installation/     NA       1,003
 Corp.                      Repairs
Parsons Power Group, Inc.  Technical Support Services &        NA         954
                            Field Construction Support
                            Services
East Coast Mgmt., Inc.     Overhaul & Maintenance Services     NA         838
Handex of New Jersey       Design & Install Groundwater        NA         698
                            Treatment System
Safari Contract Cleaners   Janitorial Services                 NA         550
Fan Services Associates    Fan Blade Wear Nose
                            Fabrication & Overplating          NA         543
American Boiler & Chimney  Mechanical Construction             NA         524
Latrobe Window Cleaning Co.Janitorial Services                 NA         440
GAI Consultants, Inc.      Residual Waste Compliance Project   NA         439
Ingersoll-Dresser Pump Co. In-Shop Pump Repairs                NA         436
Dolan's Welding &          Incidental Welding Services         NA         434
 Steel Fabrication
Arco Enterprises           Sandblasting Services               NA         430
Commercial Testing &       Coal Surveys                        NA         410
 Engineering

                                                                             27A

                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1997

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide  a  breakdown  by  subaccount   of  outside   services
                  employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                                 RELATIONSHIP
                                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE        "NA"= NON
AMOUNT
                                                                 ASSOCIATE
--------------------------------------------------------------------------------

Outside Contractors (Cont'd.)
-----------------------------

C.T. & Elecrical Services  Inspection/Repair of Station        NA     $   398
Raytheon Engineers &       Control Computer System             NA         350
 Constructors               Modernization & Technical
                            Support Services
Kirby Electric Service,    Electrical Construction/Repairs     NA         327
 Inc.
Jones-Krall, Inc.          Electrical Construction & Repairs   NA         322
Cannon Sline               Painting Services                   NA         280
Praxair Surface Tech,      Coating Service                     NA         273
 Inc.
Stone & Webster            Engineering Services for Plant      NA         242
 Engineering Corp.          Improvement
Sauer, Inc.                Pipe Installation                   NA         242
Advanced Environmental     Generation Waste Services           NA         238
 Technical Services
AC&S, Incorporated         Asbestos Abatement Service          NA         223
Mentzel Electric Co.       Crane Repair                        NA         219
MQS Inspection, Inc.       Non Destructive Testing             NA         211
Eastern Electric           Service & Repairs as Requested      NA         201
 Apparatus
Honeywell                  Service Representative              NA         199
Marta Track Constructors,  Railroad Construction               NA         176
 Inc.
Conco Services, Inc.       Condenser Tube Cleaning             NA         174
Tanoma Coal Sales, Inc.    Labor/Material for Tanoma           NA         174
                            Blending Project
Robert J. Meyer & Assoc.   Engineering Services for Gilbert    NA         173
                            Spill Response
Hydrochem Industrial       Chemical Cleaning                   NA         172
 Services, Inc.
The Osborne Company, Inc.  Mechanical Equipment and Parts      NA         167
 Wiltronics                Equipment Repairs                   NA         159
Millar Elevator            Elevator Upgrade                    NA         158
 Services Co.
TLT-Babcock, Inc.          ID Fan Equipment & Inspection       NA         158
Spec Consultants, Inc.     Non Destructive Testing             NA         156
Kircon-Breco, Inc.         HVAC Repairs                        NA         154

                                                                             27B

                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide  a  breakdown  by  subaccount   of  outside   services
                  employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                                 RELATIONSHIP
                                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE        "NA"= NON
AMOUNT
                                                                 ASSOCIATE
--------------------------------------------------------------------------------

Outside Contractors (Cont'd.)
-----------------------------

Pavco Engineering          Controls Service/Repair             NA     $   150
 Services, Inc.
Team Industrial            Valve Service/Repair                NA         148
 Services, Inc.
Am-Gard, Inc.              Technical Support Service           NA         145
                            at Conemaugh
Schaad Detective           Office Security Services            NA         139
 Agency, Inc.
Industrial Tube            Condenser Tube & Turbine Cleaning   NA         138
 Cleaning, Inc.
Helmick Corp.              Tube Shield for Watermill Tubes     NA         136
TRC Environmental Corp.    Consulting Service for Air          NA         133
                            Quality Analysis
Diesel Service, Inc.       Generator Service                   NA         132
Custom Valve Repair        Valve Service/Repair                NA         131
Electro-Mec, Inc.          Motor Service/Repair                NA         129
Complete Advanced          Instrumentation Services            NA         127
 Maintenance Corp.
Beckwith Machinery Co.     Crane Repair                        NA         120
Speranza Specialty         Machine Services                    NA         119
 Machinery
Bailey Controls Company    Boiler System Services              NA         116
Howden Fan Co.             Fan Inspection Service-Conemaugh    NA         116
Inspection Services, Inc.  Ultrasonic Tube Testing             NA         112
James A. Redding           Modify Rail Coal Sampling System    NA         111
Performance Machining Inc. Machine Services                    NA         111
Newport News               Recirculating Pump                  NA         110
 Industrial Corp.           Repair/Service
Law Engineering            Piney 5-Year Safety Inspection      NA         109
R&P Industrial Chimney     Painting/Coating Services           NA         105
 Co., Inc.
Hydro Technical            High Pressure Water Cleaning        NA         103
 Services, Inc.

853 Others (under $100,000)                                    --       8,553
                                                                       ------

               Sub-Total                                              $51,665
                                                                      -------

                                                                             27C

                      ANNUAL REPORT OF GPU GENERATION,INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide  a  breakdown  by  subaccount   of  outside   services
                  employed.  If the aggregate  amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate  number  and  amount of all such  payments  included within the  subaccount  need be shown.  Provide a subtotal for each type of service.
--------------------------------------------------------------------------------

                                                                 RELATIONSHIP
                                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED       TYPE OF SERVICE/LARGEST INVOICE        "NA"= NON
AMOUNT
                                                                 ASSOCIATE
--------------------------------------------------------------------------------

Tree Trimming/Removal & Spraying
--------------------------------

4 Others (under $100,000)                                      --     $    22
                                                                       ------

Temporary Nonprofessional Help
------------------------------
7 others (under $100,000)                                      --     $   135
                                                                       ------

Legal Services
--------------
Winston & Strawn           Environmental Legal Services        NA     $   503
Zimmer Kunz                Litigation Services                 NA         183
Stier, Anerson & Malone    Legal Services - Sayreville Sta.    NA         104
34 Others (under $100,000)                                     --         493
                                                                       ------

               Subtotal                                               $ 1,283
                                                                       ------

Professional Services - Other
-----------------------------

The Brattle Group          Assessment of Genco's Assets        NA     $   704
World Wide Products, Inc.  Boiler Service                      NA         348
Electric Power Research    Consulting Services                 NA         300
 Institute
Standard Laboratories      Coal Preparation/Analysis           NA         230
Pennsylvania Fish & Boat   Environmental Services              NA         215
 Commission
KPMG Peat Marwick          Financial Statements Audit          NA         172
Hutnik, Davis &            Consulting Services - Chestnut      NA         136
 McClenahen                 Ridge Vegetation Studies
Earth Sciences             Engineering Services - Water        NA         113
 Consultants, Inc.          Permitting Application
154 Others (under $100,000)                                    --       1,789
                                                                       ------

               Sub-Total                                              $ 4,007
                                                                       ------


               Total                                                  $57,112
                                                                      =======

                                                                              28
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997



--------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

--------------------------------------------------------------------------------

                    DESCRIPTION                                   AMOUNT
--------------------------------------------------------------------------------

         HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE           10,130

         PENSION PLAN                                               6,591

         O.P.E.B. - HEALTH INSURANCE                                6,542

         VACATION ACCRUAL                                           2,825

         EMPLOYEE SAVINGS PLAN                                      1,747

         O.P.E.B. - LIFE INSURANCE                                    683

         LONG-TERM DISABILITY - INCOME BENEFITS                       540

         EDUCATIONAL REIMBURSEMENT                                     60

         ORDINARY LIFE INSURANCE                                       25

         OTHER BENEFITS (Under $25,000)                                96


                                                                   ------
                    TOTAL                                         $29,239
                                                                  =======

                                                                              29
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                          GENERAL ADVERTISING EXPENSES
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide  a  listing  of  the  amount   included  in,  "General
                  Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
            DESCRIPTION                 NAME OF PAYEE                AMOUNT
--------------------------------------------------------------------------------


         EDITORIAL, EDUCATIONAL,
          AND INFORMATIONAL
          ADVERTISING                 TOM SHEEHAN, INC.               $   10

         NEWSPAPER, MAGAZINE, AND
          PAMPHLET ADVERTISING        VARIOUS                              1























                                                                       -----
                                      TOTAL                           $   11
                                                                       =====

                                                                              30
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in "Miscellaneous
                  General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section
                  321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.

--------------------------------------------------------------------------------
            DESCRIPTION                                           AMOUNT
--------------------------------------------------------------------------------




                    None

                                                                              31
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997



--------------------------------------------------------------------------------
                                  LEASE/RENTALS
--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in "Lease/Rentals", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

--------------------------------------------------------------------------------
         TYPE OF PROPERTY                                         AMOUNT
--------------------------------------------------------------------------------

         BROAD STREET OFFICE RENT                                 $ 2,469

         OTHER EQUIPMENT                                            1,373

         TRANSPORTATION EQUIPMENT                                     528

         DUPLICATING EQUIPMENT                                        142

         UNIFORMS                                                      71

         BUILDINGS AND TRAILERS                                        28

         MISCELLANEOUS                                                108

















                                                                  ------
                    TOTAL                                         $4,719
                                                                  ======

                                                                              32
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408
--------------------------------------------------------------------------------

INSTRUCTION:      Provide an analysis of Account 408, "Taxes Other Than Income
                  Taxes".  Separate the analysis into two groups: (1) other than
                  U.S. Government taxes, and (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts
                  thereof. Provide a subtotal for each class of tax.
--------------------------------------------------------------------------------

                     KIND OF TAX                                  AMOUNT
--------------------------------------------------------------------------------

(1)         OTHER THAN U. S. GOVERNMENT TAXES

            Local Real Estate - Pennsylvania                      $   104

            Pennsylvania Unemployment Insurance                       526

            New Jersey Unemployment Insurance                          47

            Maryland Unemployment Insurance                             1
                                                                      ---

                                                   Subtotal           678
                                                                      ---


(2)         TAXES - U. S. GOVERNMENT

            FICA Taxes                                              8,099

            Federal Unemployment Insurance                            106

            Title V Emissions Assessment                            1,663
                                                                    -----

                                                   Subtotal         9,868
                                                                    -----









                                                   Total          $10,546
                                                                  =======

                                                                              33
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997



 -------------------------------------------------------------------------------
                                   DONATIONS

                                  ACCOUNT 426.1
--------------------------------------------------------------------------------

INSTRUCTION: Provide  a  listing  of  the  amount  included  in  Account  426.1,
             "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------
NAME OF RECIPIENT                         PURPOSE OF DONATION           AMOUNT
--------------------------------------------------------------------------------

United Way of Greater
  Johnstown, Inc.                         United Way                    $ 21
United Way of Indiana County              United Way                       9
 13 Organizations (under $3,000)          United Way                      14

 48 Organizations (under $3,000)          Emergency Services              16

Community Foundation of
  Greater Johnstown                       Community Services              12
Foundation for a Drug
  Free Penna.                             Community Services               5
140 Organizations (under $3,000)          Community Services              78

 24 Organizations (under $3,000)          Health Services                  9

 31 Organizations (under $3,000)          Education                       10

Johnstown Symphony Orchestra              Cultural                         4
  6 Organizations (under $3,000)          Cultural                         6

St. Francis College                       Capital Drive                    7
  3 Organizations (under $3,000)                                           6
                                                                         ---

       TOTAL                                                            $197
                                                                        ====

                                                                              34
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997



--------------------------------------------------------------------------------
                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5
--------------------------------------------------------------------------------


INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other
              Deductions", classifying such expenses according to their nature.


--------------------------------------------------------------------------------
DESCRIPTION                                NAME OF PAYEE            AMOUNT
--------------------------------------------------------------------------------

Sale of Gilbert #6 Fuel
  Oil to PP&L - Loss                            N/A                  $982

























--------------------------------------------------------------------------------

      TOTAL                                                          $982
                                                                     ====

                                                                              35
                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997



--------------------------------------------------------------------------------
                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME
--------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important  notes regarding the
                  statement   of  income  or  any   account   thereof.   Furnish
                  particulars  as  to  any  significant   increase  in  services
                  rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.










                  NONE

                                                                              36
                      ANNUAL REPORT OF GPU GENERATION, INC.
                      For the Year Ended December 31, 1997


                               ORGANIZATION CHART
                               ------------------

              ----------------------------------------------------
             |  BOARD OF DIRECTORS                                |
              ----------------------------------------------------|
               |  President                                       |
               ---------------------------------------------------|
                     |  Comptroller & Chief Acctg. Officer        |
                     |--------------------------------------------|
                     |    | Team Leader - Financial Support       |
                     |    ----------------------------------------|
                     |  V.P. Generation                           |
                     |--------------------------------------------|
                     |    |  Maintenance Services Director        |
                     |    |---------------------------------------|
                     |    |  Generation Station Managers          |
                     |    |---------------------------------------|
                     |    |   | Sayreville/Werner/Forked River    |
                     |    |   | Seward/Deep Creek                 |
                     |    |   | Titus                             |
                     |    |   | York Haven                        |
                     |    |   | Warren/Piney                      |
                     |    |   | Shawville                         |
                     |    |   | Keystone                          |
                     |    |   | Conemaugh                         |
                     |    |   | Homer City                        |
                     |    |   | Portland/Yards Creek              |
                     |    |    -----------------------------------|
                     |    |  Keystone/Conemaugh Program Director  |
                     |     ---------------------------------------|
                     |  Resource Acquisition & Logistic Dir.      |
                     |--------------------------------------------|
                     |    |  Team Leader-Logistics/Contracts      |
                     |    |---------------------------------------|
                     |    |  Team Leader-Fuels                    |
                     |    ----------------------------------------|
                     |  Process Owner - Recruit & Develop People  |
                     |--------------------------------------------|
                     |    |  Team Leader-R&DP                     |
                     |    ----------------------------------------|
                     |    |  Team Leader-Communication            |
                     |    ----------------------------------------|
                     |    |  Team Leader-Protect Assets           |
                     |    ----------------------------------------|
                     |  Director-Generation Opers.                |
                     |--------------------------------------------|
                     |    |  Technical Services Director          |
                     |    ----------------------------------------|
                     |    |  Team Leader-Modify Plant             |
                     |    ----------------------------------------|
                     |  Generation Tech. Svcs. Director           |
                     |--------------------------------------------|
                     |    |  Mgr.-R&D                             |
                     |    ----------------------------------------|
                     |    |  Team Leader-Strategy                 |
                     |    ----------------------------------------|
                     |    |  Environmental Mgr.                   |
                      --------------------------------------------

                                                                              37
                      ANNUAL REPORT OF GPU GENERATION, INC.


                              METHODS OF ALLOCATION
                              ---------------------


      Expenses directly attributable to a particular generating station are billed to the owner(s) of that station in direct proportion to the ownership percentage in the station. Expenses that can be specifically attributed to a particular owner are fully allocated to that owner. The expenses attributed to the five generating stations that are jointly owned between associated and nonassociated companies (i.e., Keystone, Conemaugh, Homer City, Seneca, and Yards Creek) are allocated to the owners in direct proportion to their ownership interest in the station, unless the cost is attributed solely to the associated companies as a group or the nonassociated companies as a group, in which case the expenses are allocated only among the station owners in that group. Expenses attributed to a generating station owned solely by an associated company are allocated to that associated company.

      The allocation of expenses not directly attributable to a particular generating station are in proportion to the direct expenses attributable to the station.

                                                                              38
                      ANNUAL REPORT OF GPU GENERATION, INC.

 -------------------------------------------------------------------------------
          ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
--------------------------------------------------------------------------------





                     NONE

                      ANNUAL REPORT OF GPU GENERATION, INC.

                      For the Year Ended December 31, 1997


--------------------------------------------------------------------------------
                              VENTURE DISCLOSURES
--------------------------------------------------------------------------------



                              SEC FILE No. 70-8289
                      (SEC ORDER ISSUED SEPTEMBER 11, 1996)
                      -------------------------------------

Provision of operation and maintenance services to non-utility generators.


                              SEC File No. 70-8409
                        (SEC Order Issued July 22, 1997)
                        --------------------------------

Provision of services to GPU International and exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") in which GPU owns an interest.

ANNUAL REPORT OF GPU GENERATION, INC.






                                SIGNATURE CLAUSE

                  Pursuant to the  requirements  of the Public  Utility  Holding
            Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                  GPU GENERATION, INC.
            -------------------------------
                (Name of Reporting Company)

            By:
            (Signature of Signing Officer)

            R. J. Vodzack, Comptroller & Chief Accounting Officer
            -----------------------------------------------------
            (Printed Name and Title of Signing Officer)


            Date:      4/30/98
                  -----------------